SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                            Short Form Press Release

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F |X|  Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 17, 2004
                                    Banco Latinoamericano de Exportaciones, S.A.

                                      By: /s/ Pedro Toll

                                      Name:  Pedro Toll
                                      Title: General Manager


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

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX") REPORTS FULL YEAR 2003 RECORD NET INCOME OF US$111.5 MILLION

   4Q03 Financial Highlights

o Net Income was US$16.2 million in the 4Q03, compared to US$17.8 million for the 3Q03, and US$15.0 million for the 4Q02.

o For the year, net income was US$111.5 million, compared to a loss of US$268.8 million in 2002.

o Short-term trade loans increased to US$1.4 billion, or 21%, for the quarter, and 77% from year-end 2002.

o The Bank reversed the declining trend of its overall loan portfolio, as total loans grew 6% for the quarter.

o The Bank sold US$15 million in nominal value of Argentine loans during the fourth quarter of 2003. Exposure in the country (net of allowance for credit losses and impairment loss) is US$240 million, down 39% from a year ago.

Panama City, Republic of Panama, February 17, 2004 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or "the Bank") (NYSE: BLX), a multinational bank specializing in trade finance for Latin America and the Caribbean, announced today its results for the fourth quarter and full year periods ended December 31, 2003. The Bank's financial statements are prepared in accordance with U.S. GAAP, and are stated in U.S. dollars.

The Bank reported net income of US$16.2 million for the fourth quarter of 2003, or US$0.41 per share, compared to net income of US$17.8 million, or US$0.45 per share, in the previous quarter, and net income of US$15.0 million, or US$0.85 per share, in the fourth quarter of 2002.

Net income for the fourth quarter of 2003 reflected the sale, and partial payment, of Argentine loans, which generated reversals of the allowance for loan losses. In addition, the Bank increased reserve coverage for certain Argentine borrowers, and reduced generic reserves related to certain countries (mainly Brazil). The net impact of these factors on earnings was a gain of US$9.5 million for the quarter.

For the full year 2003, the Bank achieved record net income of US$111.5 million, or US$3.88 per share, compared to a US$268.8 million loss, or US$15.56 per share, for 2002. The loss in 2002 reflected US$278.8 million of provisions for credit losses, and a US$44.3 million charge resulting from impairment losses on securities, both related to the Bank's Argentine portfolio.

                                   Key Figures
--------------------------------------------------------------------------------
                                      2002       2003     4Q02     3Q03     4Q03
--------------------------------------------------------------------------------
Net Income (In millions)           (268.8)     111.5     15.0     17.8     16.2

EPS*                               (15.56)      3.88     0.85     0.45     0.41

Tier 1 Capital Ratio                 15.3%      35.4%    15.3%    37.8%    35.4%

Equity to Assets Ratio               11.2%      22.8%    11.2%    23.1%    22.8%

Return on Average Equity             n.s.**     23.9%    18.7%    12.6%    11.2%

Net interest margin                   1.5%       1.9%     1.8%     2.0%     2.1%
--------------------------------------------------------------------------------

* Earnings per share calculations are based on the average number of shares outstanding during each period. During the fourth quarter of 2003 the average number of common shares was 39.3 million, compared to 39.3 million in the third quarter of 2003, and compared to 17.3 million during the fourth quarter of 2002.

**    The abbreviation n.s. means not significant.


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

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of BLADEX stated, "We had a good year in 2003. The strong performance that we posted was the result of seamless and disciplined execution of our strategy. As we look back at the value added by BLADEX during the year, we can summarize the effort in both quantitative and qualitative terms. In terms of the former, we can identify three main components:

First was the growth of our core business. During 2003, our overall short-term trade finance loan balances increased 77%, a remarkable achievement in light of the weak economic environment that prevailed in the region. Notably, the fourth quarter was the first in several periods in which we showed overall growth in our loan portfolio.

The second key financial driver of our performance was the management of our Argentine portfolio. We began 2003 with a net exposure of US$394 million, and ended the year with a net exposure of US$240 million, a reduction of 39%. Furthermore, during 2003 we restructured 80% of our portfolio in the country. During the first quarter of 2004, we began receiving the initial repayments of principal under some of these restructurings.

The third financial value driver of our performance was the combination of our capital management and our performance in terms of return on equity. In terms of our capitalization, June 27, 2003 marked a turning point for BLADEX with the success of its US$147 million rights offering. This event brought our Tier 1 Ratio from its weakest point in the year to its strongest ever (35.4%). Working off this strong capitalization, we were still able to deliver a solid 24% ROE and, based on the quality of our core business, announced last week the resumption of our practice of paying shareholder dividends. Further capital management actions will depend on the establishment of a positive track record in both our core revenue growth and principal repayments in respect of our restructured Argentine portfolio.

As for the qualitative aspects of our work, most importantly, we have hired Mr. Rubens Amaral to spearhead the execution of our commercial strategy. Mr. Amaral, formerly head of the North America operations at Banco do Brasil, will assume the position of BLADEX's Chief Commercial Officer beginning March 1, 2004. Mr. Amaral's successful track record, vision, energy and drive, along with his knowledge of the region and of the type of business we plan to develop, will accelerate the execution of our business plans.

On the qualitative front as well, we completed the first of a three-part brand study, the results of which will allow us to strengthen our position and add value to our brand in 2004 and beyond.

Finally, today we are launching our new corporate website at www.blx.com. We hope the new design and improved content, including our Code of Ethics and Corporate Governance Guidelines, will afford the market access to more timely and complete information about our company.

During 2004, we will continue to work towards our ultimate goal of becoming the leading trade finance house in the Region, while creating substantial value for our shareholders, and making improved opportunities for the people of the region a reality. To this end, we have the financial and human resources in place, have a well defined strategy to implement, have identified effective tactics and, most importantly, have the clients and execution skills to achieve our goals."

ABOUT BLADEX

BLADEX is a multinational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and commercial banks in 23 countries of the region, as well as international banks and private investors. As of December 31, 2003, over its 24 years of operations, BLADEX had disbursed accumulated credits of over US$124 billion in the region.


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

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This press  release  contains  forward-looking  statements  of  expected  future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the acceleration of the execution of the Bank's business plans, the strengthening of the Bank's position, and additional value of the Bank's brand, resulting from the Bank's brand study, and the ability of the Bank to achieve its goal of becoming the leading trade finance house in the region. These forward-looking statements reflect the expectations of the bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the bank's credit portfolio, adverse economic or political developments in the region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking
transactions   (including   among  other  things,   interest  rate  spreads  and
competitive conditions), a change in the Bank's credit ratings, events in Argentina and Brazil or other countries in the region unfolding in a manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.
--------------------------------------------------------------------------------

BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,
-or-
Investor Relations Firm
Melanie Carpenter / Peter Majeski
i-advize Corporate Communications, Inc.
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

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There will be a  conference  call on  February  18, 2004 at 11:00 a.m. ET in the
U.S. (11:00 a.m. Panamanian time). For those interested in participating, please call (800) 447-0521 in the United States or, if outside the United States please dial the applicable international access code + U.S. country code followed by
(847)  413-3238.  All  participants  should  give the  conference  name  "BLADEX
Quarterly Call" or the conference ID#8380127 to the telephone operator five minutes before the call is set to begin. There will also be a live audio webcast of the event at www.blx.com.

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial (888) 843-8996 and follow the instructions. The Conference ID# for the call that will be replayed is 8380127.
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